EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following table sets forth certain information concerning the principal subsidiaries of the Company.

Name	State or Other Jurisdiction of Incorporation
IMPAC Global Systems, Inc.	Delaware
IMPAC Medical Systems Limited (formerly IMPAG Global Systems UK Limited)	United Kingdom
IMPAC Medical Systems Pty Limited	Australia